Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Correvio Pharma Corp. (the “Company” or “Correvio”)
1441 Creekside Dr, 6th Floor
Vancouver, British Columbia
V6J 4S7
Item 2:	Dates of Material Change

March 15, 2020

Item 3:	News Release

A news release announcing the material change was disseminated on March 16, 2020 through Newswire and a copy has been subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On March 15, 2020, the Company entered into an arrangement agreement (the “Arrangement Agreement”) for ADVANZ PHARMA Corp. Limited (“ADVANZ PHARMA”) to acquire all of the issued and outstanding shares of the Company (each, a “Correvio Share”). The acquisition, which will be executed through ADVANZ PHARMA’s wholly-owned subsidiary Mercury Pharma Group Limited (“Mercury”), is expected to have a total purchase price of approximately US$76 million, which includes the repayment of certain Correvio indebtedness, pursuant to the plan of arrangement under the Canada Business Corporations Act (the “Arrangement”).

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

On March 15, 2020, the Company entered into an Arrangement Agreement for ADVANZ PHARMA to acquire all of the Corrvio Shares. The acquisition, which will be executed through ADVANZ PHARMA’s wholly-owned subsidiary Mercury, is expected to have a total purchase price of approximately US$76 million, which includes the repayment of certain Correvio indebtedness, pursuant to the Arrangement.

Under the terms of the Arrangement, ADVANZ PHARMA will be paying US$0.42 per Correvio Share (the “Consideration”), valuing the Company’s equity at approximately US$28 million on a fully diluted basis. Inclusive of the repayment of the Company’s outstanding debt of approximately US$48 million, the purchase price is approximately US$76 million, excluding the Company’s cash assumed by ADVANZ PHARMA.

ADVANZ PHARMA intends to pay for the acquisition of the Company with its cash on hand. As of September 30, 2019, ADVANZ PHARMA’s cash position was approximately US$243 million.

As part of the Arrangement, (i) each holder of an in-the-money share purchase option of the Company that is outstanding immediately prior to the effective time of the arrangement will be acquired for cancellation in consideration for a cash payment equal to the product obtained by multiplying the amount by which the Consideration exceeds the exercise price per Correvio Share of such in-the-money option by the number of shares underlying such option; (ii) each holder of a restricted share unit or phantom share unit of the Company that is outstanding immediately prior to the effective time will be acquired for cancellation for a cash payment equal to the Consideration; and (iii) all out-of-the-money share purchase options of the Company will be cancelled for no consideration. All amounts are subject to applicable withholdings.

The Company has agreed to hold a meeting of its securityholders by no later than May 20, 2020 in order for shareholders to consider and, if deemed advisable, approve the Arrangement. Closing is subject to obtaining such shareholder approval, obtaining an interim and final order approving the Arrangement from the Supreme Court of British Columbia, and to certain other customary conditions as set out in the Arrangement Agreement.

Each of Correvio and Mercury have provided representations and warranties customary for a transaction of this nature and the Company has provided customary interim period covenants regarding the operation of its business in the ordinary course during such period. In addition, the Company has agreed to certain non-solicitation covenants and has agreed to pay a termination fee of US$3.5 million in the event that it accepts a superior proposal, changes its recommendation that Correvio shareholders vote in favour of the Arrangement or in certain other circumstances, subject to certain customary exceptions.

In connection with the Arrangement and subject to closing, the Company will apply to have its Correvio Shares delisted from the TSX and Nasdaq and the Company will cease to be a reporting issuer under Canadian and U.S. securities law.

Each senior officer and director of the Company has delivered to Mercury a voting support agreement pursuant to which each such officer and director has agreed to, among other things, vote such person’s Correvio Shares in favour of the shareholder resolution approving the Arrangement.

The Correvio board of directors has received an opinion from its financial advisor, Piper Sandler Companies, that, subject to the assumptions and limitations contained therein, the Arrangement is fair, from a financial point of view, to the Correvio shareholders.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

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Item 8:	Executive Officer

For further information please contact Justin Renz, President and Chief Financial Officer of the Company, by telephone at 604-677-6905 or email at jrenz@correvio.com.

Item 9:	Date of Report
March 20, 2020.

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